As filed with the Securities and Exchange Commission on October 23, 2000
                                                      Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 --------------
                              SMARTDISK CORPORATION
             (Exact name of registrant as specified in its charter)
                                 --------------

                              Delaware                                                  65-0733580
                    (State or Other Jurisdiction                                     (I.R.S. Employer
                 of Incorporation or Organization)                                  Identification No.)


                                                                                   Michael S. Battaglia
                       3506 Mercantile Avenue                              President and Chief Executive Officer
                       Naples, Florida 34104                                      3506 Mercantile Avenue
                           (941) 436-2500                                          Naples, Florida 34104
                                                                                      (941) 436-2500
(Address, Including Zip Code, and Telephone Number, Including     (Name, Address, Including Zip Code, and Telephone Number,
   Area Code, of Registrant's Principal Executive Offices)                Including Area Code, of Agent for Service)

                                -----------------

                                                 Copies of communications to:

                       Michael W. Hein, Esq.                                      Timothy Tomlinson, Esq.
                      Greenberg Traurig, P.A.                              Tomlinson Zisko Morosoli & Maser LLP
                        1221 Brickell Avenue                                        200 Page Mill Road
                        Miami, Florida 33131                                    Palo Alto, California 94306
                           (305) 579-0500                                             (650) 325-8666

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        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
 ___________________

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               -------------------

                         CALCULATION OF REGISTRATION FEE
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
====================================================================================================================================
                                                                                  Proposed Maximum
                  Title of Each Class                       Amount to be         Aggregate Offering
            of Securities to be Registered                   Registered               Price (1)           Amount of Registration Fee
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
Common Stock, par value $0.001....................          1,561,600          $18,832,896                $4,972
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(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based on the average of the high and low sales prices for the Common Stock reported by the Nasdaq National Market on October 18, 2000.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS

                                1,561,600 Shares

                              SmartDisk Corporation

                                  Common Stock

                                 ---------------

         The selling stockholders are offering up to 1,561,600 shares of our common stock under this prospectus. The selling stockholders obtained their shares of our common stock or by virtue of our acquisitions of VST Technologies, Inc. or Impleo Limited or through other transactions.

         Our common stock trades on the Nasdaq National Market under the symbol "SMDK." On October 20, 2000, the closing price of one share of our common stock on the Nasdaq National Market was $12.75.

         The selling stockholders may offer the shares through public or private transactions, on or off the Nasdaq National Market, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, dealers or underwriters.

                                 ---------------

                   You should carefully consider the Risk Factors beginning on page 5 in this prospectus.

                                 ---------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these shares or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ---------------

                The date of this prospectus is October 23, 2000.

                                    SMARTDISK

         This summary highlights selected information and does not contain all the information that is important to you. You should carefully read the prospectus and the documents we have referred you to in "Where You Can Find More Information" on page 21 for information about our company and our financial statements.

                                  Our Business

         We design, develop, manufacture and market digital connectivity products and personal storage systems that allow consumers to easily access and exchange digital data. As a result, our products provide consumers with a user-friendly way to transfer, store, manage and share digital photographs, video, music, voice and data among digital appliances, personal computers and the Internet. For example, with the help of our products, consumers can use their PCs as:

         o        Electronic photo albums -- to store digital still images;

         o        Video libraries -- for the home video collection;

         o Music jukeboxes -- consisting of a selection of one's favorite music, either retrieved from the Internet, "ripped" from a CD or recorded from an audio cassette; and

         o Document vaults -- for the secure storage and retrieval of documents such as life insurance policies, mortgages, deeds and stock certificates.

         With the growth of digital appliances, such as digital cameras, digital video camcorders, voice recorders and music players, consumers are increasingly using the PC as the "multimedia center" of the home or office. These digital appliances capture digital data on high capacity, reusable flash memory cards that appeal to consumers because of their small size, versatility and portability.

         Our digital connectivity products and personal storage systems provide an easy way to transfer, store, manage and share digital data. Our products are designed to cross PC operating systems, support most leading media types and use high performance PC interfaces, such as universal serial bus, or USB and FireWire. Our patented digital connectivity products, such as our FlashPath products for the Toshiba SmartMedia card, SanDisk MultiMediaCard and Sony Memory Stick, as well as Smarty, allow consumers to use the familiar 3.5 inch floppy drive -- found on most PCs worldwide -- to simplify the exchange of images, music, voice and other digital data between PCs and digital appliances. Our latest digital connectivity product, the Tri-Media Reader, utilizes a USB cable interface to exchange digital data and is intended to address an expanding installed base of PCs with USB cable interfaces. Our personal data storage systems include high performance, portable hard disk drives and floppy disk drives for desktop and notebook PCs utilizing USB and FireWire, as well as expansion bay disk drives for notebooks. Substantially all of our personal storage systems are compatible with Windows and Macintosh operating systems.

         We have strategic relationships with a number of leading flash memory card manufacturers, PC manufacturers and consumer product OEMs, including Apple, Canon, FujiFilm, Hitachi, IBM, Iomega, JVC, NEC, Olympus, Panasonic, SanDisk, Sony and Toshiba. As such, they actively participate in the development of our products, provide us with access to leading-edge manufacturing capabilities and market and/or distribute our products globally. For example, we have a strategic relationship with Sony for the development of our FlashPath product for the Sony Memory Stick and a strategic relationship with SanDisk for the development of our FlashPath product for the SanDisk MultiMediaCard. In addition, under our arrangement with Iomega, we have the exclusive right to develop and market internal Zip drives for Apple's Macintosh PowerBooks.

         Our strategy is to use our proprietary technologies to:

         o Establish our connectivity solutions as the industry standard for the transfer of data among digital appliances, PCs and the Internet by strengthening our position as a technological and market leader; and

         o Bring our personal storage systems quickly to market with industry leading solutions that emphasize ease of use and portability and therefore capitalize on the growth of the PC as the "multimedia center" of the home or office.

         Key elements of this business strategy are to:

         o Capitalize on our technology expertise and technology platforms to expand our product lines;

         o Expand our customer and strategic industry relationships to take advantage of the significant marketing strength of our OEM customers and the new product designs that result from our cooperative development activities;

         o Maintain media, interface and platform neutrality by supporting different flash memory card standards, such as those from SanDisk, Sony and Toshiba, as well as all rotational media, including hard disk drives, floppy disk drives, Iomega Zip drives and Imation SuperDisk drives, in order to address the data transfer and storage needs of purchasers of emerging digital appliances;

         o Promote market awareness of our products, as well as the SmartDisk name;

         o Continue our focus on easy-to-use digital connectivity products and personal storage systems that offer seamless integration with the PC's operating system to conveniently transfer and store digital information; and

         o Capitalize on the first-to-market advantages provided by our technical expertise to provide various connectivity and storage solutions that satisfy the needs created by the proliferation of digital appliances.

                               Recent Developments

         Acquisition of VST Technologies, Inc. On March 6, 2000, we completed our acquisition of VST Technologies, Inc. VST designs, develops, manufactures and markets FireWire and USB-based flash memory readers and high performance personal storage systems for Windows and Macintosh operating systems. Our acquisition of VST will, therefore, expand our existing product lines to include advanced FireWire and USB technologies and, additionally, expand our access to the rapidly growing digital video and digital music markets. In addition, we expect that the acquisition of VST will position us to participate in the market for Apple products. VST's product line includes expansion bay storage devices, such as the Zip 100 drive for Apple, IBM and Fujitsu notebooks, SuperDisk drives for select Apple and IBM notebooks, USB floppy drives, portable FireWire hard drives and a dual flash memory card and rotational media reader, as well as a recently introduced 100 Gigabyte FireWire redundant array of independent disks, or RAID array.

         We acquired VST for approximately $16.4 million in cash, approximately
1.1 million shares of our common stock and options to acquire approximately 443,000 shares of our common stock with exercise prices ranging from $0.90 to $4.45.

         VST, a Delaware corporation whose predecessor was incorporated in 1993, is located near Boston, Massachusetts. For the year ended December 31, 1999, VST had gross revenues of approximately $61.5 million, operating income of approximately $6.5 million and net income of approximately $6.2 million.

         Acquisition of El Gato Software LLC. On April 21, 2000, we completed our acquisition of substantially all of the intellectual property of El Gato Software LLC. El Gato, a California limited liability company, is located near San Jose, California. El Gato develops and markets USB and FireWire drivers, applications and firmware support for leading personal storage systems, including SmartMedia, CompactFlash, hard drives, Zip drives, floppy drives and optical drives. We use El Gato's drivers in our FireWire hard drives, FireWire Zip drives and USB-based products, including our Tri-Media Reader. We acquired substantially all of the intellectual property of El Gato for approximately $755,000 in cash and approximately 37,000 shares of our common stock. We also retained the services of El Gato's staff of five software developers under two-year consulting agreements.

         Acquisition of Impleo Limited. On April 28, 2000, we completed our acquisition of Impleo Limited. Impleo, a corporation established under the laws of the United Kingdom in November 1999, is based in England. Impleo manufactures and markets digital connectivity products and personal storage systems under the Datawise brand. We plan to use Impleo as our primary European distributor. We acquired all of the capital stock of Impleo for approximately $200,000 in cash and approximately 125,000 shares of our common stock.

                                    * * * * *

         Our executive offices are located at 3506 Mercantile Avenue, Naples, Florida 34104, and our telephone number is (941) 436-2500.

                                  RISK FACTORS

         In addition to the other information contained and incorporated by reference in this prospectus, you should carefully consider the following factors before purchasing any of the common stock offered under this prospectus.

         This prospectus (including the information incorporated by reference) contains forward-looking statements within the meaning of Federal securities law. Terminology such as "may," "will," "expect," "anticipate," "estimate," "continue," "predict," or other similar words identify forward-looking statements. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other forward-looking information. Forward-looking statements appear in a number of places in this prospectus and include statements regarding management's intent, belief or current expectation about, among other things, (i) trends affecting the aviation industry generally and the segments in which we operate and (ii) our business and growth strategies, including our research and development plans, our manufacture of additional replacement parts and potential acquisitions. Although management believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth below.

We have incurred net losses and cannot guarantee that we will be able to sustain our profitability.

         Except for the third and fourth quarter of 1999, we have incurred net losses on a quarterly basis since inception. We had net income of approximately $1.0 million during 1999 (a net loss of approximately $17.7 million on a pro forma basis after giving effect to the VST acquisition). We had a net loss of approximately $4.8 million in the first six months of 2000. In addition, as of June 30, 2000, we had an accumulated deficit of approximately $26.5 million. In light of our loss history and the VST acquisition, we cannot assure you that we will be able to attain or sustain profitability in the future.

We have a limited operating history on which to base an investment decision.

         We were incorporated in March 1997, commenced operations in January 1998, and our predecessor corporation only conducted limited operations. Further, commercial sales of our primary product, FlashPath, only commenced in mid-1998. As a result of our limited operating history, we have limited financial data that can be used in evaluating our business and prospects and in projecting future operating results.

Our management team has only recently been assembled and may not be able to work together as a cohesive unit.

         Our Chief Financial Officer, Senior Vice President, Japanese Operations, Vice President, Corporate Development and Legal Affairs, and Vice President, Audio/Video Products, all joined us during 1999 and our Chief Technology Officer and Senior Vice President and General Manager, Personal Storage Systems, joined us in March 2000. There is the possibility that our management team may not be able to work together as a cohesive unit.

We may not be able to sell sufficient quantities of our products to sustain a viable business if the market for digital connectivity products does not continue to develop or if a competing technology displaces these products.

         Our current and planned FlashPath products are designed to provide connectivity between personal computers and digital appliances that use flash memory cards. The flash memory market is in the early stage of development and is still evolving. Our current dependence on sales of FlashPath and lack of product diversification exposes us to a substantial risk of loss in the event that the flash memory market does not develop or if a competing technology replaces flash memory cards. If a competing memory storage device replaces or takes significant market share from the flash memory cards which our digital connectivity products support, we will not be able to sell our products in quantities sufficient to grow our business.

We may not be able to sell sufficient quantities of our FlashPath products to sustain our current business if a single standard for flash memory cards emerges.

         We believe that demand for our flash memory connectivity products is driven, to a large extent, by the absence of a single standard for flash memory cards. There are currently four major flash memory cards, none of which has emerged as the industry standard. Should one of these cards or a new technology emerge as an industry standard, flash memory card readers could be built into PCs, eliminating the need for our current flash memory connectivity products.

A reduction in the use of the 3.5 inch floppy disk drive by consumers and manufacturers would lead to a reduction in demand for our FlashPath products.

         Our current FlashPath products only work in conjunction with the standard 3.5 inch floppy disk drive. While the 3.5 inch floppy disk drive is today found in most PCs, a number of newer PC models, such as the Apple iMac and the Apple G3 desktop, do not have this device and new industry standards may emerge that render the 3.5 inch floppy disk drive obsolete. Advances in input devices such as CD-ROM and removable data storage disk drives, such as Zip drives, may reduce or eliminate the need for the 3.5 inch floppy diskette, which will lead to a corresponding reduction in demand for our FlashPath products. We would then have to rely on our other products or develop new products that use a different interface between personal computers and digital appliances. We may not be able to redesign our FlashPath products to fit the new interface and demonstrate technological feasibility of those products on a timely basis, if at all, or in a cost effective manner.

Since our FlashPath products work only in conjunction with the 3.5 inch floppy disk drive, advances in flash memory cards may make these products less competitive because of the increased time needed to transfer data using the 3.5 inch floppy disk drive.

         Consumer acceptance of our FlashPath products will depend upon their ability to quickly transfer information from flash memory cards to PCs. However, the time needed to transfer information using a 3.5 inch disk drive increases as more data is transferred. As more memory is condensed on to flash memory cards, the time necessary to transfer all of the data from a single card will increase. As technological advances make it possible and feasible to produce higher density cards, our ability to create products which quickly transfer all of the stored information on a single card will be constrained by the inherent limitations of the 3.5 inch disk drive. In that case, our products would be less attractive to consumers and our sales would decline.

We may not be able to sell sufficient quantities of our personal storage systems to sustain our future growth if PC manufacturers do not adopt IEEE 1394 as a high-speed peripheral interface or if a competing CPU interface displaces or prevents the widespread adoption of IEEE 1394.

         A substantial portion of our business depends on the adoption of Institute of Electrical and Electronics Engineering, or IEEE, 1394 technology by PC manufacturers. IEEE 1394 is a high speed PC interface that is replacing Small Computer System Interface, or SCSI, and parallel interfaces. If these manufacturers do not include a IEEE 1394 interface on their PCs or notebook computers, then we may not be able to sell sufficient quantities of our FireWire personal storage systems to support our future growth. FireWire is Apple's trade name for IEEE 1394. For example, a new, competing high speed interface, such as Universal Serial Bus, or USB, 2.0, could be developed and emerge as an industry standard, thus limiting the demand for our FireWire technology and related personal storage systems.

We may not be able to sell sufficient quantities of our personal storage systems to support our business if suppliers of our drives develop native FireWire-based personal storage systems that do not require our FireWire conversion technology.

         We embed conversion ASICS and integrated software drivers in the hard disk drives and Zip drives we obtain from our suppliers, which enables our FireWire-based personal storage systems to be used with FireWire-equipped CPUs. We license this technology and the firmware from LSI Logic. If our suppliers were to develop a native FireWire solution that does not require the conversion ASICS and drivers embedded in our products, then we may not be able to sell sufficient quantities of our Fire Wire personal storage systems to support our business.

Most of our revenues are derived from only a few major products and our business will be seriously harmed if demand for those products declines.

         To date, substantially all of our revenue has been derived from the sale of only a few major products. While our long-term strategy is to derive revenue from multiple products, we anticipate that the sale of our FlashPath products and our USB and FireWire storage systems will continue to represent the most substantial portion of our revenues through at least 2001. A decline in the price of or demand for these products as a result of competition, technological change, the introduction of new products by us or others, a failure to adequately manage product transitions, or for other reasons, would seriously harm our business. On a pro forma basis after giving effect to the VST acquisition, for the year ended December 31, 1999, we derived approximately 36% of our product revenues from the sale of FlashPath, 19% from the sale of our USB-based personal storage systems, 20% from the sale of our Zip drives, and 8% from the sale of our FireWire-based personal storage systems.

We must develop new products and introduce them in a timely manner in order to remain competitive.

         We operate in an industry that is subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance products that shorten product life cycles. To be competitive in this demanding market, we must both continue to refine current products so that they remain competitive, and continually design, develop and introduce, in a timely manner, new products that meet the performance and price demands of OEMs and consumers. These development activities will require the investment of substantial resources before revenues are derived from product sales. Any significant delay in releasing new products would adversely affect our reputation, provide a competitor a first-to-market opportunity or allow a competitor to achieve greater market share. Product development is inherently risky because it is difficult to foresee developments in technology, coordinate our technical personnel and strategic relationships, and identify and eliminate design flaws. If we are unable to develop and sell new products, we will not be able to continue our strategy of maintaining media neutrality, and our target market will be limited. Further, we may not be able to recoup research and development expenditures if new products are not widely commercially accepted.

We may not be able to develop or maintain the strategic relationships necessary to provide us with the insight we need to develop commercially viable products.

         We may not be able to produce commercially viable products if we are unable to anticipate market trends and the price, performance and functionality requirements of flash memory card, PC and digital appliance manufacturers. We must continue to collaborate closely with our customers, our OEM manufacturers and our other contract manufacturers to ensure that critical development projects proceed in a coordinated manner. This collaboration is also important because our ability to anticipate trends and plan our product development activities depends to a significant degree upon our continued access to information derived from these strategic relationships. We currently rely on strategic relationships with flash memory card manufacturers, such as Sony, SanDisk and Toshiba, PC manufacturers, such as Apple, and consumer product OEMs, such as IBM and Fuji Film. For example, through our co-development efforts with Sony, we developed our FlashPath for the Sony Memory Stick, which began shipping in the fourth quarter of 1999, and introduced a follow-on FlashPath product for new models of Sony's Mavica digital still camera a few months later. If we cannot maintain our relationship with these manufacturers, like Sony, then we may not be able to continue to develop products that are compatible with their flash memory cards, PCs and digital appliances. However, collaboration is more difficult because many of these companies are located overseas. If any of our current relationships deteriorates or is terminated, or if we are unable to enter into future alliances that provide us with comparable insight into market trends, we will be hindered in our ability to produce commercially viable products. For example, we depend on our relationship with Iomega Corporation in order to produce our Zip drive products for IBM notebook computers. If we cannot maintain our relationship with Iomega, or if Iomega wishes to produce these products internally, then our current market for these products will deteriorate.

We may not be able to sustain our relationship with Apple Computer which would greatly hinder our ability to timely develop products which are compatible with Macintosh operating systems.

         Historically, Apple has provided us, as an Apple developer, access to selected product road maps, which has allowed us to timely develop and engineer many of our current products, including our current FireWire and USB storage systems. As a result of this collaborative relationship, we have received a substantial portion of our historical revenues from direct sales to Apple and Apple users. Moreover, we anticipate that a significant portion of our product revenues will continue to be derived from sales of our Apple compatible products in the future. If Apple were to terminate our status as an Apple developer or if there were a material deterioration of our relationship, we would not be able to timely develop new technologies that are compatible with Apple's product road maps and this would have an adverse effect on our business. Moreover, we currently sell a number of our Apple products through the Apple Web Store, where our products may be sold separately or may be configured and ordered along with a Macintosh CPU. While we do not anticipate any change in this arrangement, Apple is not contractually obligated to offer our products on their website.

A decline in the demand for Apple products would reduce the market for many of our products.

         Our continued growth depends to a large extent on both our strategic relationship with Apple and the continued resurgence of demand for Apple products. This dependence is due primarily to the fact that, to date, Apple has been the principal PC manufacturer using the USB and FireWire interface technologies on which many of our products are based. If the demand for Apple products declines or Apple suffers a material change in its business, the market for many of our products would be negatively impacted.

Our operating results have fluctuated significantly and may fluctuate significantly in the future, which could lead to decreases in our stock price.

         Our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. If our future operating results materially fluctuate or are below the expectations of stock market analysts, our stock price would likely decline. Future fluctuations may result from a variety of factors including the following:

         o The timing and amount of orders we receive from our customers, which may be tied to seasonal demand for the consumer products manufactured and sold by OEMs;

         o Cancellations or delays of customer product orders, or the loss of a significant customer;

         o Reductions in consumer demand for our customers' products generally or for our products in particular;

         o The timing and amount of research and development expenditures;

         o The availability of manufacturing capacity necessary to make our products;

         o General business conditions in our markets, particularly Japan, as well as global economic uncertainty;

         o Any new product introductions, or delays in product introductions, by us or our competitors;

         o Increased costs charged by our suppliers or changes in the delivery of products to us;

         o Increased competition or reductions in the average selling prices that we are able to charge;

         o Fluctuations in the value of foreign currencies, particularly the Japanese yen, against the U.S. dollar; and

         o Changes in our product mix as well as possible seasonal demand for our products.

         As a result of these and other factors, we believe that period-to-period comparisons of our historical results of operations are not a good predictor of our future performance.

We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage.

         Our proprietary technology with respect to 3.5 inch floppy disk drive interfaces and USB and FireWire source codes is critical to our future growth. We rely in part on patent, trade secret, trademark and copyright law to protect our intellectual property. However, the patents issued to us may not be adequate to protect our proprietary rights, to deter misappropriation or to prevent an unauthorized third party from copying our technology, designing around the patents we own or otherwise obtaining and using our products, designs or other information. We have, in fact, filed a complaint against one of our former patent attorneys for improperly copying one of our patent applications and filing a patent application without our consent naming himself as a co-inventor. This matter was settled with no materially adverse consequences to SmartDisk. In addition, we may not receive trademark protection for our "SmartDisk" name. We have filed for trademark registration of the name "SmartDisk," but this has not yet been granted. We are aware of a trademark application for the name "SmartDisk" that was filed by another company. Our application could be denied and we could be prohibited from using the "SmartDisk" name. In that event, we would be required to incur substantial costs to establish new name recognition.

         We also claim copyright protection for some proprietary software and documentation. We attempt to protect our trade secrets and other proprietary information through agreements with our customers, employees and consultants, and through other security measures. However, despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information and software that we regard as proprietary. Those parties may have substantially greater financial resources than we have, and we may not have the resources available to challenge their use of our proprietary technology. If we fail to adequately protect our intellectual property, it will be easier for our competitors to sell competing products.

We may face competition from Intel if it decides to utilize its competing patent.

         Intel Corporation was issued a patent in 1997 disclosing and claiming technology substantially similar to that disclosed in one of our key patents. The Intel patent was filed four years after our effective filing date, and we do not believe that the Intel patent can be validly applied to any of the technology disclosed in our patent. However, given the substantial resources available to Intel, our financial condition could suffer if we engage in a dispute with Intel. Our business could also be harmed if Intel's patent is determined to be valid and Intel or any licensee of Intel decides to sue our customers or develop and commercialize products based on its patent.

Infringement claims by third parties could result in costly litigation and otherwise adversely impact our business.

         From time to time we may receive communications from third parties asserting that our products infringe, or may infringe, the proprietary rights of these third parties. These claims of infringement may result in protracted and costly litigation that could require us to pay substantial damages or have sales of our products stopped by an injunction. Infringement claims could also cause product shipment delays, require us to redesign our products or require us to enter into royalty or licensing agreements, any of which could harm our business. For example, we received communications alleging that our FlashPath products infringed a third party's patent rights. We have met with this third party, a non-public limited liability company, to gain a better understanding of its claim and attempted to resolve the dispute through mediation. Such mediation did not yield a resolution to the dispute and such party subsequently filed a complaint in the Central District Federal Court of the State of California. While we believe that we do not infringe upon this third party's patent and that such claim is wholly without merit, we cannot guarantee that we will avoid litigation, or that the effects or outcome of any such litigation will be favorable to SmartDisk. We discussed this correspondence with counsel and concluded that our product does not infringe upon the third party's rights. In addition, we license a portion of the intellectual property included in our products from third parties, which may increase our exposure to infringement actions because we rely upon those third parties for information about the origin and ownership of the licensed intellectual property. We may also lose our license rights with respect to the intellectual property for which infringement is claimed. Further, if our customers are required to obtain a license on other than commercially reasonable terms, our business could be jeopardized.

We may have particular difficulty protecting our intellectual property rights overseas.

         The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in some foreign countries. Because many of our products are sold and much of our business is conducted overseas, primarily Japan, our exposure to intellectual property risks may be higher.

Because most of our sales are to a relatively small number of customers the loss of any of our key customers would seriously harm our business.

         Our business will be seriously harmed if we lose any of our significant customers, particularly Olympus, FujiFilm or Ingram Micro, or suffer a substantial reduction in or cancellation of orders from these customers. Our current distribution strategy results, and will continue to result, in sales to only a limited number of customers. Some of our products are sold as stand-alone products by OEMs and, to a lesser extent, are bundled together and sold with systems manufactured by third party OEMs. We currently sell to ten OEMs, sales to which collectively accounted for approximately 57% of our revenues for 1999 on a pro forma basis after giving effect to the VST acquisition. More specifically, on a pro forma basis after giving effect to the VST acquisition, Olympus, Fuji Film and Ingram Micro accounted for approximately 11%, 11% and 22% of our revenues and our top five customers collectively accounted for approximately 58% of our revenues for fiscal 1999. Furthermore, we expect to continue to depend on sales of our products to relatively few customers, which will continue to account for a significant portion of our net revenues, for the foreseeable future.

Our customers could stop purchasing our products at any time because we do not have long-term purchase contracts with them.

         No OEM or other customer is contractually obligated to purchase products from us. As a result, our customers are free to cancel their orders or stop ordering our products at any time. In addition, even if we are able to demonstrate that our products are superior, OEMs may still choose not to bundle our products with theirs or market and distribute our products on a stand-alone basis. OEMs may also change their business strategies and manufacturing practices, which could cause them to purchase fewer of our products, find other sources for products we currently manufacture or manufacture these products internally.

Our ability to sell our products will be limited if the OEMs' products do not achieve market acceptance or if the OEMs do not adequately promote our products.

         We depend upon our OEM customers to market our products and we do not have significant experience and resources devoted to independent marketing efforts. Failure of the OEMs' products to achieve market acceptance, the failure of the OEMs to bundle our products with theirs, or any other event causing a decline in our sales to the OEMs could seriously harm our business. Even if consumers buy OEMs' products, their ultimate decision to buy our products depends on OEM packaging, distribution and sales efforts, which may not be sufficient to maintain or increase sales of our products. If we cannot achieve or maintain a sufficient consumer acceptance rate of our products concurrent with their purchases of OEM products, our future sales to OEM customers will be adversely affected.

A new or competing data transfer solution that achieves significant market share or receives significant support from flash memory card or digital appliance manufacturers would jeopardize our business.

         Our products currently compete with a number of cable and non-cable interfaces between personal computers and digital appliances, including ports, PCMCIA slots and infrared interfaces, all of which are PC peripheral interfaces. It is possible that one of these competing data transfer solutions, or another existing or new technology, could achieve a significant market presence or become supported by a number of significant flash memory card or digital appliance manufacturers. Regardless of the relative benefits of our products, if a competing product gains significant market share or significant support of flash card manufacturers, this product would likely emerge as the industry standard and thereby achieve a dominant market position that would jeopardize our survival.

Since we sell our products to a limited number of large customers, we expect that those customers may pressure us to make price concessions, which would reduce our future gross margins.

         Our reliance on sales to a limited number of large customers may expose us to pressure for price concessions. Because of this reliance and because of our dependence on OEMs as our primary distribution channel, we expect that our OEM customers may seek price concessions from us, which would reduce our average selling prices and our gross margins. Since we do not manufacture our own products, we may be unable to reduce our manufacturing costs in response to declining average per unit selling prices.

We expect to continue outsourcing key operational functions and our ability to do so will be impaired if we are unable to maintain our strategic relationships.

         We have formed strategic relationships with a number of significant industry participants, including Apple, FujiFilm, Hitachi, IBM, Iomega, Olympus, Rohm, SanDisk, Sony, Toshiba, Visa and Yamaichi. We depend upon these corporations to provide technical assistance and perform key manufacturing, marketing, distribution and other functions. For example, Yamaichi is currently one of three manufacturers of our FlashPath products, Toshiba, Apple and IBM provide technological assistance in the development of our products, and Olympus and FujiFilm market our products. We expect that these and similar types of relationships will be critical to our growth because our business model calls for the continued outsourcing of many key operational functions and we do not currently have the resources to perform these functions ourselves.

We must overcome geographic and cultural differences in order to maintain our strategic relationships.

         There are inherent difficulties in developing and maintaining relationships with foreign entities. Language and cultural differences often impair relationships, and geographical distance, at times, is also an impediment. We must overcome these difficulties. If any of our current relationships is impaired, or if we are unable to develop additional strategic relationships in the future, our product development costs would significantly increase and our business would be materially and adversely affected.

Our sales and expenses are geographically concentrated in Japan, and, therefore, we could suffer from exchange rate fluctuations and economic and political difficulties.

         On a pro forma basis after giving effect to the VST acquisition, approximately 31% of our revenues for 1999 were attributable to sales to Japanese customers, and we expect that sales to Japanese customers will continue to account for a significant portion of our total revenues for the foreseeable future. All of our Japanese sales, as well as the related expenses, are denominated in yen. Fluctuations in exchange rates between the yen and the U.S. dollar, particularly with respect to Japanese transactions denominated in a currency other than the yen, could adversely impact our financial results. Some transactions and accounts of our Japanese subsidiary are U.S. dollar denominated. Since the Japanese subsidiary's accounting records are kept in yen, those U.S. dollar denominated transactions are accounted for in yen at the time of the transaction. U.S. dollar denominated accounts are remeasured at the end of the accounting period. This remeasurement results in adjustments to income. In addition, the balance sheet accounts of our Japanese subsidiary are translated to the U.S. dollar for financial reporting purposes and resulting adjustments are made to stockholders equity. The value of the yen may deteriorate against the dollar, which would impair the value of stockholders' investment in us. Deterioration of the yen against the dollar has occurred in recent years, resulting in a foreign currency loss of approximately $48,000 and a foreign currency translation adjustment to equity of approximately $290,000 for 1998. In 1999, we had a foreign currency gain of approximately $30,000 and a foreign currency transaction adjustment to equity of approximately $277,000. Further, we do not currently hedge against foreign currency exposure. In the future, we could be required to denominate our product sales in other currencies, which would make the management of currency fluctuations more difficult and expose us to greater currency risks.

Our digital connectivity product sales are geographically concentrated in Japan, and, therefore, we could suffer from economic and political difficulties.

         We are also subject to risks associated with a significant amount of sales of our digital connectivity products being made to one geographical area. An economic downturn in Asia generally, and Japan in particular, could lead to a reduced demand for our digital connectivity products. In recent years, Japan has been subject to political and economic instability and, while that instability has not yet adversely impacted us, if it continues, sales of our digital connectivity products in Japan may be adversely affected.

         Given our dependence on sales of our digital connectivity products to Japanese customers, we must develop and maintain alliances in Japan to help with the promotion and distribution of our digital connectivity products. We may not be able to develop or maintain these alliances.

Our foreign OEM customers may choose to work with a local competitor, which would adversely impact our sales.

         Our OEM customers, most of which are based in Japan and to whom most of our sales are made, may choose to work with, and purchase products from, a local competitor if one were able to provide a substitute product. This may occur because of geographic distance, time differences, or for other reasons. In that event, we may not be able to find other OEM customers and our sales could decline.

We depend on a limited number of contract and offshore manufacturers, and it may be difficult to find replacement manufacturers if our existing relationships are impaired.

         We contract with offshore manufacturers to produce our products and our dependence on a limited number of contract manufacturers exposes us to a variety of risks, including shortages of manufacturing capacity, reduced control over delivery schedules, quality assurance, production yield and costs. For example, Yamaichi, Hitachi and Mitsumi are the sole manufacturers of our FlashPath products. We do not have contracts with any of Yamaichi, Hitachi or Mitsumi. If Yamaichi, Hitachi or Mitsumi terminates production or cannot meet our production requirements, we may have to rely on other contract manufacturing sources or identify and qualify new contract manufacturers. The lead time required to qualify a new manufacturer could range from approximately three to six months. Despite efforts to do so, we may not be able to identify or qualify new contract manufacturers in a timely manner and these new manufacturers may not allocate sufficient capacity to us in order to meet our requirements. Any significant delay in our ability to obtain adequate quantities of our products from our current or alternative contract manufacturers would cause our sales to decline.

Toshiba introduced us to one of our manufacturers and we may not be able to retain the services of the manufacturer if our relationship with Toshiba is impaired.

         Yamaichi, one of the manufacturers of our FlashPath products, was introduced to us by Toshiba, which is one of our major stockholders. If our relationship with Toshiba is impaired, we may not be able to retain the services of Yamaichi in manufacturing our products.

Our dependence on foreign manufacturing and international sales exposes us to difficulties often not encountered by exclusively domestic companies.

         Many of our products are manufactured overseas and a substantial portion of our revenues is derived from overseas sales. On a pro forma basis after given effect to the VST acquisition, approximately 38% of our revenues in 1999 were derived from customers located outside the United States, primarily in Japan. Our dependence on foreign manufacturers and international sales poses a number of risks, including:

         o        Difficulties in monitoring production;

         o        Transportation delays and interruptions;

         o        Unexpected changes in regulatory requirements;

         o        Currency exchange risks;

         o Tariffs and other trade barriers, including import and export restrictions;

         o Difficulties in staffing and managing disparate branch operations;

         o        Political or economic instability;

         o        Compliance with foreign laws;

         o Difficulties in protecting intellectual property rights in foreign countries;

         o        Exchange controls; and

         o Potential adverse tax consequences, including with respect to repatriation of earnings.

         We intend to continue manufacturing our products overseas and we anticipate that international sales will continue to account for a significant portion of our revenues. Therefore, we expect to be subject to the risks outlined above for the foreseeable future.

We have a limited number of suppliers of key components and our ability to produce finished products will be impaired if we are unable to obtain sufficient quantities of some components.

         Rohm is our sole provider of application specific integrated circuits, or ASICs, for our FlashPath products and we purchase ASICs for Smarty from Rohm and Atmel. In our products, the specific function of these integrated circuits is the conversion of digital and analog data. In addition, Iomega is a sole source supplier of Zip drives, and LSI Logic is our primary supplier of ASICs for our FireWire products. Our dependence on a limited number of suppliers and our lack of long-term supply contracts exposes us to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. Disruption or termination of the supply of components could delay shipments of our products. The lead time required for orders of some of our components is as much as six months. In addition, the lead time required to qualify new suppliers for our components is as much as 12 months. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our products. This may damage our relationships with current and prospective customers. For example, in 1997 and 1998 we experienced a nine-month delay in the shipment of our first notebook Zip drives resulting from delays in deliveries of Zip mechanisms from our sole supplier. We suffered additional costs as a result of these delays that adversely affected our gross margin.

Our current and potential competitors have significantly greater resources than we do, and increased competition could harm sales of our products.

         Increased competition is likely to result in price reductions, reduced operating margins and loss of market share. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. As a result, our competitors may be able to respond more quickly to new or emerging technologies or standards and to changes in customer requirements. Our competitors may also be able to devote greater resources to the development, promotion and sale of products, and may be able to deliver competitive products at a lower end-user price. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Therefore, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

Our business may suffer if we are unable to manage our growth.

         Failure to effectively manage our growth could impair our ability to execute our business strategy. Our business has grown substantially in recent periods, with revenues increasing from approximately $15.3 million in 1998 to approximately $102 million in 1999, on a pro forma basis after giving effect to the VST acquisition. The growth of our business has placed a strain on our management, operations and financial systems. In addition, the number of employees has increased from 16 at January 1, 1998 to 128 as of June 30, 2000. We expect to continue to increase the number of employees as our business grows, and may expand operations to locations other than those in which we currently operate.

         Continued growth is likely to place a greater burden on our operating and financial systems as well as our senior management and other personnel. Existing and new members of management may not be able to improve existing systems and controls or implement new systems and controls in response to anticipated growth. Management of our operations in diverse locations may also complicate the task of managing our growth.

We may not be able to integrate the business of companies we acquire and therefore these acquisitions may not provide additional value to our stockholders.

         We continually evaluate potential acquisitions of complementary businesses, products and technologies. We acquired VST Technologies, Inc., based in Acton, Massachusetts, in March 2000. We may not realize the desired benefits of this transaction or of future transactions. In order to successfully integrate acquired companies we must, among other things:

         o Continue to attract and retain key management and other personnel;

         o Integrate the acquired products from both an engineering and sales and marketing prospective;

         o        Establish a common corporate culture; and

         o Integrate geographically distant facilities, systems and employees.

         If our management's attention to day-to-day operations is diverted to integrating acquired companies or if problems in the integration process arise, our business could be adversely affected and we could be required to use a significant portion of our available cash. If an acquisition is made utilizing our securities, a significant dilution to our stockholders and significant acquisition related charges to earnings could occur.

         Our acquisition of VST was dilutive and we expect that our earnings per share will remain negative for the foreseeable future as a result of the VST acquisition. We may incur additional charges in the future resulting from redundancies in product lines, customer lists and sales channels associated with these acquisitions. Acquisitions may also cause us to incur or assume additional liabilities or indebtedness, including liabilities that are unknown or not fully known to us at the time of the acquisition, which could have an adverse effect on us. Furthermore, we cannot assure that any products we acquire in connection with any acquisition will gain acceptance in our markets.

Our growth prospects will be reduced if we cannot successfully market and sell our new FireWire RAID array product.

         We recently introduced a 100 Gigabyte FireWire RAID array. We do not know whether this product will achieve any significant level of consumer acceptance. In addition, because this product is more expensive than our other products, we cannot distribute this product through our normal sales channels. If we are not be able to develop the marketing and sales infrastructure necessary to successfully distribute this product, our growth prospects will be reduced. Finally, our ability to exploit this technology in the future depends on our continued renewal of an exclusive license of source codes from a third party.

We have indemnification obligations related to our intellectual property, which may require us to pay damages.

         Our arrangements with SanDisk, Iomega, Sony, Toshiba and others require us to indemnify them for any damages they may suffer if a third party claims that we are violating their intellectual property rights. While, to date, we have not received indemnification claims, there may be future claims. Any indemnification claim may require us to pay substantial damages, which could negatively impact our financial condition.

Our products may be returned to us by our customers if projected consumer demand does not materialize, which would lead to a reduction in our revenues.

         Lack of consumer demand for our products may result in efforts by OEMs and our other customers to return products to us. While we are contractually obligated to accept returned products only on a limited basis, we may determine that it is in our best interest to accept returns in order to maintain good relations with our customers. Product returns reduce our revenues. While we have experienced very limited product returns to date, returns may increase in the future.

We could be held liable for product defects, which could require us to pay substantial damages and harm our reputation with our customers.

         Complex products such as ours can contain errors, defects and bugs when first introduced or as new versions are released. Delivery of products with production defects or reliability, quality or compatibility problems could hinder market acceptance of our products, which could damage our reputation and harm our ability to attract and retain customers. Errors, defects or bugs could also cause interruption, delays or a cessation of sales to our customers, and could subject us to warranty claims from our customers. We would have to expend significant capital and resources to remedy these problems. Errors, defects or bugs could be discovered in our new products after we begin commercial production of them, despite testing by us and our suppliers and customers. This could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, claims by our customers or others against us or the loss of credibility with our current and prospective customers.

Our executive officers and key personnel are critical to our business, and these officers and personnel may not remain with us in the future.

         We depend upon the continuing contributions of our key management, sales and product development personnel. The loss of any of those personnel could seriously harm us. Although some of our officers are subject to employment agreements, we cannot be sure that we will retain their services. In addition, we have not obtained key-person life insurance on any of our executive officers or key employees.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders hereunder. We estimate that our expenses in connection with this offering will be approximately
$36,000.


                              SELLING STOCKHOLDERS

         The following table provides information regarding the ownership of our common stock by the selling stockholders as of the date of this prospectus and as adjusted to reflect the sale of all of their shares. Our registration of these shares does NOT necessarily mean that the selling stockholders will sell any or all of the shares. Many of the selling stockholders are former stockholders of VST Technologies, Inc. and Impleo Limited and acquired their shares of our common stock in connection with our acquisitions of VST and Impleo.

         Except as described in this paragraph, none of the selling stockholders have had any position, office or other material relationship with us (other than in connection with the acquisition of VST or Impleo) within the past three years. Mr. Fedele currently serves as our Chief Technology Officer and Mr. Giarrusso currently serves as Senior Vice President and General Manager, Personal Storage Systems. The selling stockholders who are former stockholders of VST or Impleo are participating in this offering pursuant to contractual registration rights granted to them in connection with the acquisitions of VST and Impleo. In connection with the VST and Impleo acquisitions, we agreed to file and maintain the effectiveness of the registration statement of which this prospectus forms a part and to pay all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the registration statement and fees and disbursements of our counsel and independent public accountants. In addition, Fischer International Systems Corporation and SCM Microsystems, Inc. are participating in this offering pursuant to contractual registration rights under which we have agreed to register the shares they are offering hereunder and to pay all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the registration statement and fees and disbursements of our counsel and independent public accountants.

                                                                             Number of
                                                   Ownership Prior             Shares           Ownership After
                                                   to the Offering           Offered(1)          the Offering
                                               ------------------------      ----------      ---------------------
Name                                           Shares        Percentage                      Shares     Percentage
----                                           ------        ----------                      ------     ----------

Add Venture Associates(2)...............         12,397           *             12,397           --           --
Mark S. Ain(2)..........................          5,913           *              5,913           --           --
Alson Partners III(2)...................         44,958           *             44,958           --           --
Henry Appelbaum(2)......................         13,863           *             13,863           --           --
Ascent Venture Partners, L.P.(2)........         14,733           *             14,733           --           --
Ascent Venture Partners II, L.P.(2).....        147,360           *            147,360           --           --
David Atkinson(3).......................          8,624           *              8,624           --           --
Michael G. Balog(2).....................          1,252           *              1,252           --           --
Gordon G. Bell(2).......................          2,042           *              2,042           --           --
Martin Boorstein(2).....................            680           *                680           --           --
John Boyne(3)...........................          6,468           *              6,468           --           --
Lawrence Owen Brown Family Trust(2).....          3,763           *              3,763           --           --
CIBC Oppenheimer........................         33,900           *             33,900           --           --
John Constantino(2).....................            680           *                680           --           --
Derek Cook(3)...........................          1,078           *              1,078           --           --
Anne Cowen(3)...........................          4,312           *              4,312           --           --
Henry Crouse(2).........................          7,645           *              7,645           --           --
Stephen Darragh(3)......................          3,234           *              3,234           --           --
Richard Dumler(2).......................          2,826           *              2,826           --           --

                                                                             Number of
                                                   Ownership Prior             Shares           Ownership After
                                                   to the Offering           Offered(1)          the Offering
                                               ------------------------      ----------      ---------------------
Name                                           Shares        Percentage                      Shares     Percentage
----                                           ------        ----------                      ------     ----------

George Dundon(3)........................          1,078           *              1,078           --           --
Vincent Fedele (2)(4)(5)................        228,501          1.3            32,554         195,957         1.1
Fischer International Systems
  Corporation(6)........................         66,250           *             66,250           --           --
Esther Flawn(3).........................         10,780           *             10,780           --           --
Germanium Power Devices Corp.(2)........          7,859           *              7,859           --           --
Germanium Power Devices Corp. Profit
  Sharing Trust Group F(2)..............         10,998           *             10,998           --           --
James M. Giarrusso(2)(5)(7).............         91,166           *             10,510          80,656         *
Deidre Giese(3).........................          2,156           *              2,156           --           --
Green Mountain Capital, L.P.(2).........         28,597           *             28,597           --           --
Allen Greenberg(2)......................            680           *                680           --           --
H & D Investments II, LP(2).............          6,647           *              6,647           --           --
Carl Hayesmore(3).......................          2,156           *              2,156           --           --
Christopher Higginson(3)................          2,156           *              2,156           --           --
Tiel Holdstock(3).......................          8,624           *              8,624           --           --
Margaret Houlahan(2)....................          5,927           *              5,927           --           --
Shawna Hunter(2)........................          1,251           *              1,251           --           --
Margaret Johns(2).......................            975           *                975           --           --
Eric T. Johnson(2)......................         13,955           *             13,955           --           --
Justine E. Johnson(2)...................         13,955           *             13,955           --           --
Alan Jones(3)...........................          9,918           *              9,918           --           --
Deborah Norford Jones(3)................         21,561           *             21,561           --           --
Keystone Venture V, L..P.(2)............        277,142          1.6           277,142           --           --
Donna Kirby(3)..........................          2,156           *              2,156           --           --
Le Serre(2).............................          1,711           *              1,711           --           --
Michael Mark(2).........................          7,461           *              7,461           --           --
Massachusetts Technology Development
  Corporation(2)........................         55,809           *             55,809           --           --
Grant Morgan(3).........................         16,170           *             16,170           --           --
Anthony P. Morris(2)....................          4,867           *              4,867           --           --
Leonard & Dena Oppenheim Revocable
  Trust(2)..............................          3,906           *              3,906           --           --
Rhovin Engineering Pension Plan(2)......          4,702           *              4,702           --           --
Jack C. Rich(2).........................            561           *                561           --           --
Rufus R. Ward(2)........................          1,568           *              1,568           --           --
Scobie D. Ward(2).......................          3,923           *              3,923           --           --
Richard Scherr(2).......................          1,949           *              1,949           --           --
SCM Microsystems, Inc...................        312,500          1.8           312,500           --           --
SCM Microsystems Limited(3).............         24,579           *             24,579           --           --
T & B Investors, LLC(2).................         76,770           *             76,770           --           --
William Thalheimer(2)...................            921           *                921           --           --
Zero Stage Capital V, L.P.(2)...........        190,590          1.1           190,590           --           --

-------------------------
* Represents ownership of less than 1%.

(1) The actual number of shares of common stock offered hereby and included in the registration statement of which this prospectus forms a part includes, pursuant to Rule 416 under the Securities Act, such additional number of shares of common stock as may be issuable in connection with the shares registered for sale hereby resulting from stock splits, stock dividends, recapitalizations or similar transactions.

(2) A portion of the shares listed as beneficially owned by each selling stockholder has been deposited in an escrow account in connection with the VST acquisition to secure the respective indemnification obligations of the selling stockholders thereunder. These escrow shares are to be released from escrow and delivered to the selling stockholders not later than March 6, 2001 to the extent that no claims have been made against the escrow. This registration statement and the sums indicated in the column entitled "Number of Shares Offered" include all of the escrow shares.

(3) The shares listed were issued in connection with the Impleo acquisition. Includes an aggregate of up to 32,340 shares the we have agreed to issue as deferred consideration to certain of these selling stockholders, subject to satisfaction of specified conditions. Of that amount, we will issue to the following individual selling stockholders up to the following amounts:
     David Atkinson 4,311; John Boyne 3,234; Anne Cowen 2,159; Stephen Darragh 1,617; Esther Flawn 5,393; Donna Kirby 1,077; Grant Morgan 8,085; Tiel Holdstock 4,311; Carl Hayesmore 1,077; and Christopher Higginson 1,077. The shares issuable to each of these selling stockholders will, subject to satisfaction of specified conditions, be issued in three equal installments on each of April 6, 2001, October 6, 2001 and April 6, 2002.

(4) Includes 175,048 shares subject to options either currently exercisable or exercisable by Mr. Fedele within 60 days of the date of this prospectus, 5,955 shares owned by Mr. Fedele's wife Cheryl Fedele and 3,522 shares owned by each of Allysa Fedele, Brent Fedele and Rebecca Fedele, Mr. Fedele's minor children. Mr. Fedele disclaims beneficial ownership of the shares owned by his wife and minor children. Of the shares listed as offered by Mr. Fedele, 16,521 are offered by his wife and minor children.

(5) A portion of the selling stockholder's shares are subject to repurchase in the event he ceases to serve as an employee, consultant and/or director to us or any of our subsidiaries and may not be sold until this repurchase right lapses. The repurchase right lapses as to one-third of the shares subject to repurchase on each of March 6, 2001, September 6, 2001 and March 6, 2002, or earlier in certain circumstances.

(6) Fischer International Systems Corporation is controlled by Addison Fischer, the Chairman of our Board of Directors. Mr. Fischer beneficially owns 6,509,701 shares, including 5,952,144 shares held of record by Phoenix House Investments, L.P., which he also controls.

(7) Includes 40,242 shares subject to options either currently exercisable or exercisable by Mr. Giarrusso within 60 days of the date of this prospectus, 5,255 shares owned by Mr. Giarrusso's daughter Catherine Giarrusso and 5,255 shares held by Mr. Giarrusso as custodian for his minor son Mathew Giarrusso. Mr. Giarrusso disclaims beneficial ownership of the shares owned by his daughter and minor son. The 10,510 shares listed as offered by Mr. Giarrusso are offered by his daughter or on behalf of his minor son.

                              PLAN OF DISTRIBUTION

General

         As used in this prospectus, the term "selling stockholders" includes the pledgees, donees, transferees and their successors in interest that receive the shares as a gift, partnership distribution or other non-sale related transfer.

         Transactions. The selling stockholders may offer and sell their shares of common stock in one or more of the following transactions:

         o        on the Nasdaq National Market,

         o        in the over-the-counter market,

         o        in privately negotiated transactions,

         o for settlement of short sales, or through long sales, options or transactions involving cross or block trades,

         o        by pledge to secure debts and other obligations, or

         o        in a combination of any of these transactions.

         Prices. The selling stockholders may sell their shares of common stock at any of the following prices:

         o        fixed prices which may be changed,

         o        market prices prevailing at the time of sale,

         o        prices related to prevailing market prices, or

         o        privately negotiated prices.

         Direct Sales; Agents, Dealers and Underwriters. The selling stockholders may effect transactions by selling their shares of common stock in any of the following ways:

         o        directly to purchasers, or

         o to or through agents, brokers, dealers or underwriters designated from time to time.

         Agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom they act as agent or to whom they sell as principals, or both. The selling stockholders and any agents, dealers or underwriters that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling stockholders might be deemed to be underwriters, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

         In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

         Supplements. To the extent required, we will set forth in a supplement to this prospectus filed with the SEC the number of shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering. In particular, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

         State Securities Law. Under the securities laws of some states, the selling stockholders may only sell the shares in those states through registered or licensed brokers or dealers. In addition, in some states the selling stockholders may not sell the shares unless they have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is satisfied.

         Expenses; Indemnification. We will not receive any of the proceeds from the sale of the common stock sold by the selling stockholders and will bear all expenses related to the registration of this offering but will not pay for any underwriting commissions, fees or discounts, if any. We will indemnify the selling stockholders who are former stockholders of VST or Impleo and acquired their shares in connection with our acquisition of VST or Impleo, as well as Fischer International System Corporation and SCM Microsystems, Inc., against some civil liabilities, including some liabilities which may arise under the Securities Act.

                                  LEGAL MATTERS

         Some legal matters with respect to the common stock offered under this prospectus will be passed upon for SmartDisk Corporation by Greenberg Traurig, P.A., Miami, Florida.

                                     EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

         The financial statements of VST Technologies, Inc. as of December 31, 1998 and 1999 and for the three years then ended incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the Nasdaq Stock Market, Inc., 1735 K Street, Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" some of the documents we file with it into this prospectus, which means:

         o we can disclose important information to you by referring you to those documents.

         o the information incorporated by reference is considered to be part of this prospectus, and

         o later information that we file with the SEC will automatically update and supersede this information.

         We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act.

(1) our Annual Report on Form 10-K, as amended by Form 10-K/A, for the fiscal year ended December 31, 1999;

(2) our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2000 and June 30, 2000;

(3) our Current Reports on Form 8-K filed on March 21, 2000, Form 8-K filed on May 5, 2000, Form 8-K/A filed on May 8, 2000 and Form 8-K/A filed on May 11, 2000;

(4) all other reports filed by us pursuant to Section 13(a) or 15 (d) of the Exchange Act since October 6, 1999;

(5) our definitive Proxy Statement, dated April 19, 2000, filed in connection with our 2000 Annual Meeting of Stockholders; and

(6) the description of our common stock filed as part of our Registration Statement on Form 8-A dated September 7, 1999 (Registration No. 000-27257).

         We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

                              SmartDisk Corporation
                             3506 Mercantile Avenue
                              Naples, Florida 34104
                                 (941) 436-2500
                              Attn: Daniel E. Reed

         This prospectus is part of a registration statement we filed with the SEC. You should only rely on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not offering the common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                                 ---------------

         As used in this prospectus, unless the context requires otherwise, (i) "Securities Act" means the Securities Act of 1933, as amended, and (ii) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee........    $     4,972
Legal Fees and Expenses....................................    $    10,000
Accounting Fees and Expenses...............................    $    10,000
Printing and Engraving Expenses............................    $    10,000
Registrar and Transfer Agents Fees and Expenses............    $       500
Miscellaneous..............................................    $       528
                                                               -----------
    Total..................................................    $    36,000
                                                               ===========

         All amounts except the Securities and Exchange Commission registration fee are estimated.

Item 15. Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our bylaws provide for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to us and our stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. In addition, we have entered into Indemnification Agreements with our officers and directors, the form of which is attached as Exhibit 10.22 hereto and incorporated herein by reference. The Indemnification Agreements provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

Item 16. Exhibits

  Exhibit
   Number                                                   Description
  -------                                                   -----------
    2.1       Agreement and Plan of Merger among SmartDisk, VST Acquisition Corp., Inc., VST Technologies, Inc.
              and certain stockholders of VST Technologies, Inc. (2.0)(2)
    3.1       Certificate of Incorporation (3.1)(1)
    3.2       Bylaws (3.2)(1)
    5.1       Opinion of Greenberg Traurig, P.A.
   10.1       1998 Employee Stock Option Plan (10.1)(1)
   10.2       1998 Directors and Consultants Stock Option Plan (10.2)(1)
   10.3       1999 Incentive Compensation Plan (10.3)(5)

  Exhibit
   Number                       Description
  -------                       -----------
   10.4       1999 Employee Stock Option Plan (10.4)(1)
   10.5       Employment Agreement with Michael S. Battaglia (10.5)(4)
   10.6       Employment Agreement with Robert Protheroe (10.6)(1)
   10.7       Employment Agreement with Quresh Sachee (10.7)(4)
   10.8       Employment Agreement with Vincent Fedele
   10.9       Employment Agreement with James M. Giarrusso
   10.10      License Agreement dated May 26, 1998 between Toshiba Corporation and SmartDisk, as amended (10.8)(1)
   10.11      Operating Agreement dated May 28, 1998 between Fischer
              International System Corporation and SmartDisk, as
              amended (10.9)(1)
   10.12      License and Distribution Agreement dated May 28, 1998 between
              SmartDisk and Fischer International Systems
              Corporation (10.10)(1)
   10.13      Distribution Agreement dated May 28, 1998 between Fischer
              International Systems Corporation (10.11)(1)
   10.14      Investors' Rights Agreement dated May 22, 1998 among
              SmartDisk and each of the investors a party thereto (10.12)(1)
   10.15      Amendment Number One to Investors' Rights Agreement dated July
              1999 among SmartDisk and each of the investors a party
              thereto (10.13)(3)
   10.16      Management Registration Rights Agreement dated March 6, 2000 among
              SmartDisk and certain former stockholders of VST Technologies,
              Inc.
   10.17      Non-Management Registration Rights Agreement dated March 6, 2000 among SmartDisk and certain former stockholders of VST
              Technologies, Inc.
   10.18      Lease Agreement dated October 4, 1993 between Arnold Industrial
              Park and SmartDisk, by assignment (10.13)(1)
   10.19      Development and License Agreement dated June 30, 1999 between
              SmartDisk and SanDisk Corporation (10.14)(1)+
   10.20      Development and License Agreement dated December 1, 1999 between
              SmartDisk and Sony Corporation (10.16)(3)
   10.21      Cooperative Development Agreement dated June 30, 1999 between
              SmartDisk and SanDisk Corporation (10.15)(1)+
   10.22      Form of Indemnification between the Registrant and each of its directors and executive officers (10.16)(1)
   10.23      Joint Venture Agreement dated as of February 24, 1998 by and among
              Phoenix House Investments, L.L.C., Toshiba Corporation and
              SmartDisk (10.17)(1)
   10.24      Amendment No. 2 to License Agreement dated April 1, 1999 between
              Toshiba Corporation and SmartDisk (10.20)(4)
   10.25      Agreement for the exchange of the whole of the issued share capital of Impleo Limited dated April 28, 2000 among SmartDisk and the stockholders of Impleo Limited (10.25)(5)
   21.1       Subsidiaries of SmartDisk
   23.1       Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1)
   23.2       Consent of Ernst & Young LLP
   23.3       Consent of Arthur Andersen LLP
   24.1       Power of Attorney (set forth on the signature page of this
              Registration Statement)

-------------------------

(1) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's registration statement on Form S-1
     (Registration No. 333-82793).

(2) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's Current Report on Form 8-K (filed March 21,
     2000).

(3) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 000-27257).

(4) Incorporated by reference to the exhibit in the preceding parentheses as filed with Amendment No. 1 to SmartDisk's Annual Report on Form 10-K/A for the year ended December 31, 1999 (File No. 000-27257).

(5) Incorporated by reference to the exhibit in the preceding parentheses as filed with SmartDisk's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 (File No. 000-27257).

+ Certain information in these exhibits has been omitted pursuant to a request for confidential treatment filed with the SEC.

Item 17. Undertakings.

         (a)      The undersigned registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i)      to include any prospectus required by
                                    Section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof, and

                  (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been, settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida, on October 23, 2000.

                                  SMARTDISK CORPORATION.

                                  By:/s/ Michael S. Battaglia
                                     ------------------------------------------
                                         Michael S. Battaglia
                                         President and Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael S. Battaglia and Daniel E. Reed, and each of them, his true and lawful attorney-in-fact, acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments to this registration statement, and to file the same, with exhibits thereto, and other documents to be filed in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, acting alone, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   Signature                                        Title                                Date
                   ---------                                        -----                                ----

/s/  Addison M. Fischer                          Chairman and Director                            October 23, 2000
----------------------------------------
Addison M. Fischer

                                                 President, Chief Executive Officer and
/s/  Michael S. Battaglia                          Director                                       October 23, 2000
----------------------------------------            (Principal Executive Officer)
Michael S. Battaglia

/s/  Michael R. Mattingly                        Chief Financial Officer                          October 23, 2000
----------------------------------------            (Principal Financial and Accounting
Michael R. Mattingly                                Officer)

                                                 Director
----------------------------------------
D. James Bidzos

/s/  Anthony A. Ibarguen                         Director                                         October 23, 2000
----------------------------------------
Anthony A. Ibarguen

                                                 Director
----------------------------------------
Hirotsugu Nakaiwa

/s/  Timothy Tomlinson                           Director                                         October 23, 2000
----------------------------------------
Timothy Tomlinson

                                                 Director
----------------------------------------
Joseph M. Tucci

/s/  Hatim Tyabji                                Director                                         October 23, 2000
----------------------------------------
Hatim Tyabji

                                INDEX TO EXHIBITS

  Exhibit                            Description
  -------                            -----------
    5.1       Opinion of Greenberg Traurig, P.A.
   10.8       Employment Agreement with Vincent Fedele
   10.9       Employment Agreement with James M. Giarrusso
   10.16 Management Registration Rights Agreement dated March 6, 2000 among SmartDisk and certain former stockholders of VST Technologies, Inc.
   10.17 Non-Management Registration Rights Agreement dated March 6, 2000 among SmartDisk and certain former stockholders of VST Technologies, Inc.
   21.1       Subsidiaries of SmartDisk
   23.2       Consent of Ernst & Young LLP
   23.3       Consent of Arthur Andersen LLP